April 24, 2009	David P. Glatz D312.807.4295 F312.827.8065 david.glatz@klgates.com

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Grzeskiewicz:

Nuveen Pennsylvania Municipal Value Fund

333-157056

811-22273

This letter responds to the comment you verbally conveyed to me on April 23, 2009, regarding pre-effective amendment no. 1 to the registration statement on Form N-2 of Nuveen Pennsylvania Municipal Value Fund (the “Fund”). For convenience, your comment is repeated below, with a response immediately following. For purposes of this letter, “state” refers to Pennsylvania.

1. Comment: Please inform the staff whether the Internal Revenue Service or state tax authorities have issued any guidance that would change the fundamental nature of inverse floating rate securities as tax-exempt municipal securities, for federal or state income tax purposes. Please include citations to any relevant and recent IRS guidance on this subject.

Response: As explained in greater detail below, no administrative guidance issued in 2008 or 2009 caused any fundamental change in the tax-exempt nature of allocations with respect to tender option bonds or inverse floaters for federal or state income tax purposes. The IRS guidance discussed below also did not affect the treatment of tax-exempt interest for purposes of state tax purposes.

The IRS issued a number of notices in 2008 dealing with the general issue of when a tax-exempt bond is treated as being reissued for purposes of the tax-exempt bond provisions. The reissuance of a tax-exempt bond triggers retesting of all the various program requirements for new issues of tax-exempt bonds, which can have a number of negative consequences for the issuer, including, for example, a change in yield which could affect how arbitrage investment restrictions apply to the issuer. Problems arose in the tax-exempt bond market in 2008 as a result of rating agency downgrades of major municipal bond

April 24, 2009

issuers and failures of auctions in the auctions rate bond sector of the tax-exempt bond market. Long-standing IRS guidance on reissuances did not address these new circumstances, in particular actions by tax-exempt issuers to bid on and repurchase their own bonds in reliance on recent SEC guidance. The IRS issued a number of notices—with Notice 2008-88, 2008-42 IRB 933, issued on October 1, 2008, being currently in effect—providing circumstances in which tax-exempt issuers may purchase their own bonds without causing a “reissuance” of those bonds for purposes of the tax-exempt bond provisions.

In 2008, the IRS also issued Notice 2008-80, 2008-40 IRB 20, which proposed new eligibility criteria that certain partnerships investing in tax-exempt bonds must meet to qualify for monthly closing elections. Without such an election, a holder, such as a regulated investment company, that has a tax year that differs from the tax year of the partnership can have difficulty distributing tax-exempt interest received from the partnership in compliance with its own qualification requirements. Existing guidance—Revenue Procedure 2003-84, 2003-2 CB 1159—already permits monthly closing elections, and Notice 2008-80 merely proposes new eligibility requirements. The criteria in the notice will not take effect unless and until this guidance is issued in final form.

Thus, as discussed above, there have been no changes in the basic tax-exempt nature of allocations with respect to tender option bonds or inverse floaters for federal or state income tax purposes.

We believe that this information responds to your comment. If you should require additional information, please call me at 312.807.4295 or Stacy Winick at 202.778.9252.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures

Copies (w/encl.) to	Kevin J. McCarthy
Mark L. Winget
Leonard B. Mackey, Jr.